UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Vemics, Inc.

(Name of Issuer)

Common Stock, $.001 par value per share

(Title of Class of Securities)

922587100

(CUSIP Number)

James H. Desnick, M.D.

Chairman of the Board

Medical Management of America, Inc.

P.O. Box 1759

Highland Park, Il 60035-1759

(847) 433-8307

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 30, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 922587100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) James H. Desnick, M.D.
2.	Check the Appropriate Box if a Member of a Group: (a) ☐ (b) ☐
3.	SEC Use Only.
4.	Source of Funds (See Instructions)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization. United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 8,125,000
8. Shared Voting Power
9. Sole Dispositive Power 8,125,000
10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 8,125,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares.	☐
13.	Percent of Class Represented by Amount in Row (11): 7.02%
14.	Type of Reporting Person: IN

This Amendment No. 1 amends the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) on October 24, 2008, on behalf of James H. Desnick, M.D. (“JHD”) and Ravine Valley Partners, LLC (the “Schedule 13D”). Unless set forth below, all previous items are unchanged. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and restated as follows:

On June 30, 2009, pursuant to Articles of Dissolution filed with the Illinois Secretary of State’s office, the members of Ravine Valley Partners, LLC, an Illinois limited liability company (“the “Company”) agreed to dissolve the Company.

Pursuant to said dissolution, each Member of the Company will receive such Member’s percentage interest of the 13,333,333 aggregate shares of Vemic, Inc.’s (the “Issuer”) outstanding Common Stock and 4,000,000 Warrants held by the Company. Accordingly, upon completion of such distribution, the Company will no longer own any Common Stock or Warrants of the Issuer, and JHD will own beneficially and of record 6,250,000 shares of common stock of the Issuer and a warrant for 1,875,000 shares. None of the other former members of the Company will beneficially or of record own more than 5% of the outstanding shares of the Issuer. The Company is in the process of registering the shares and warrants for transfer to each Member.

The former members of the Company disclaim membership in a “group” for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

JHD has no current plan or proposal with respect to the Issuer that relates to or would result in any transaction or matter listed in Item 4 of Schedule 13D of the Securities and Exchange Commission. JHD reserves the right to change plans and take any and all actions that JHD may deem appropriate to maximize the value of his investment including among other things, purchasing or otherwise acquiring additional securities of the Issuer, selling or otherwise disposing of any securities of the Issuer, in each case in the open market or in privately negotiated transactions of formulating other plans or proposal and subject to investment plans of JHD, market condition, subsequent developments affecting the Issuer and the general business and future prospects of the Issuer. JHD may also take any other action with respect to the Issuer or any of the Issuer’s debt or equity securities in any manner permitted by applicable law.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated as follows:

(a) Pursuant to the Articles of Dissolution filed with the Illinois Secretary of State on June 30, 2009, the Company will no longer own any shares of the Common Stock or Warrants, and upon completion of the distribution discussed in Item 4 above, JHD will beneficially and of record own an aggregate of 6,250,000 shares of common stock of the Issuer and a warrant for 1,875,000 shares, which represents approximately 7.02% of the total number of 113,841,501 shares of common stock of the Issuer issued and outstanding pursuant to the Issuer’s current records plus the number of shares subject to warrants held by JHD.

(b) Upon completion of the distribution described in Item 4 above, JHD will have sole power to vote, direct the vote, dispose or to direct the disposition of a total of 8,125,000 shares of common stock of the Issuer, which includes 6,250,000 shares of common stock and a warrant for 1,875,000 shares.

(c) Other than the shares and warrants acquired pursuant to the dissolution, JHD did not effect any transactions in the common stock of the Issuer during the past sixty (60) days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and restated as follows:

See Item 4 above.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true complete and correct.

Dated: June 30, 2009

/s/ James H. Desnick
James H. Desnick, M.D.